July 3, 2008

VIA EDGAR AND FAX

Mr. Daniel Gordon

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Washington Real Estate Investment Trust

Form 10-K for the year ended December 31, 2007 filed February 29, 2008

Definitive Proxy Statements filed April 4, 2008 and April 14, 2008

File No. 001-06622

Dear Mr. Gordon:

This letter is in response to your comment letter received on June 24, 2008. We have set forth below each of your comments in italics, followed by our response.

Form 10-K for the year ended December 31, 2007

Item 1-Business, page 3

1.	We note your disclosure on page 8 of lease expirations through 2012. In future filings, please disclose a schedule of lease expirations for each of the next ten years. State the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rental represented by such leases.

Response:

The lease expirations are disclosed in a risk factor within the context of explaining the risks associated with potential difficulties or delays in renewing leases or re-leasing space. The duration of our commercial leases ranges from 3 to 7 years, and as of December 31, 2007, 68% of our leases expire within five years. We therefore believe that a five-year horizon is sufficient for assessing our exposure to risk in this area. We will in the future include in the Business section a table disclosing a schedule of lease expirations for each of the next five years, the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rental revenue represented by such leases.

WRIT Portfolio, page 6

2.	You disclose that the first 180,000 square foot office building at Dulles Station was completed in the third quarter 2007 and construction of the 360,000 square foot second building is being evaluated and is dependent on market conditions. In this regard, it appears that indicators of impairment may exist for this real estate under development. Please tell us if the Dulles Station real estate under development was assessed for impairment and, if so, how you determined that no impairment existed during the periods presented. For reference, please see paragraphs 24 and 25 of SFAS 67 and SFAS 144.

Response:

We assessed both phases of the Dulles Station development for impairment as of December 31, 2007 and determined that the carrying value of the development is recoverable. For Phase I, the substantially completed 180,000 square foot office building, we have had discussions as of December 31, 2007 with prospective tenants to lease the building and believe that we can reasonably project market rental rates. A future undiscounted cash flows analysis using these projected rental rates indicates that we will recover the carrying value of Phase I development.

Additionally, as of December 31, 2007 we were in the design phase for Phase II, the development of the prospective 360,000 square foot building. We have been moving forward with the design of Phase II because we believe there is a market to lease such space. While market conditions are a risk factor for any pre-development project, we believe that eventual completion of Phase II is probable and that it is appropriate to evaluate potential impairment of the asset on a held and used basis. Based on our assessment of the demand for such space, and the current market rental rates, our future undiscounted cash flows analysis indicates that the current carrying value of Phase II will be recovered when the building is developed and leased. Our cash flows analysis also includes the projected cost of development for Phase II.

Item 7 – Management’s Discussion and Analysis, page 18

3.	We note your disclosure on page 25 of consolidated occupancy rates for the past three years. In future filings, please disclose the occupancy rates of your properties for the past five years.

Response:

The consolidated occupancy rates are disclosed in the Management’s Discussion and Analysis within the context of explaining our consolidated results of operations for the past three years. The occupancy rates for an additional two preceding years are not relevant within this context, and providing this data in this section would detract from the focus and clarity of the analysis. Further, the occupancy rates for those two prior years can be found in previous 10-K filings.

Item 9A – Controls and Procedures, page 51

4.

You disclose that management recognized that any controls and procedures, no matter how well designed and operated, can provide only “reasonable assurance” of achieving the desired control objectives. You also disclose that the Chief Executive Officer, Chief Financial Officer and Executive Vice President of Accounting concluded that your company’s disclosure controls and procedures were “effective” as of December 31, 2007. Since you disclose that your disclosure controls and procedures are only designed to provide “reasonable assurance”, please specify in future filings that you concluded that your disclosure controls and procedures were “effective at a reasonable assurance level”, if true. Please also confirm to us that your conclusion as of December 31, 2007 was “effective at the reasonable assurance level.” For reference please see Section II.F.4 of Release No. 33-8238.

Response:

We confirm that we concluded as of December 31, 2007 that our disclosure controls and procedures were “effective at the reasonable assurance level.” In future filings we intend to specify that our disclosure controls and procedures were “effective at a reasonable assurance level.”

Note 2 – Accounting Policies

5.	We note your disclosure regarding your accounting policy for calculating earnings per share; however, you did not include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. Furthermore, we note your disclosure on page 81 regarding the anti-dilutive nature of the convertible notes; however, it is not clear if these are the only securities that could potentially dilute basic EPS in the future that were not included in your computation of diluted EPS. In future filings, please include all of the disclosures required by paragraph 40 of SFAS 128. Also, please provide us with your proposed disclosure in your response.

Response:

We will expand our disclosure regarding our accounting policy for calculating earnings per share in future filings. Our proposed disclosure is as follows:

Earnings per Common Share

We calculate basic and diluted earnings per share in accordance with SFAS No. 128, “Earnings per Share.” “Basic earnings per share” excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. “Diluted earnings per share” reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares and then shared in our earnings. Sources of potentially dilutive common shares are our share based payment plans, operating partnership units and the senior convertible notes. The senior convertible notes were not dilutive for the years ended December 31, 2007, 2006 and 2005.

The following table sets forth the computation of basic and diluted earnings per share (dollars in thousands; except per share data):

	2007	2006	2005
Numerator for basic and diluted per share calculations:
Income from continuing operations	$32,139	$35,620	$37,390
Discontinued operations including gain on disposal	29,742	3,041	40,248

Net income	$61,881	$38,661	$77,638
Denominator for basic and diluted per share calculations:
Denominator for basic per share amounts – weighted average shares	45,911	43,679	42,069
Effect of dilutive securities:
Operating partnership units	41	—	—
Employee stock options/restricted share awards and units	163	195	134

Denominator for diluted per share amounts	46,115	43,874	42,203
Income from continuing operations per share
Basic	$0.70	$0.82	$0.89
Diluted	$0.70	$0.81	$0.89
Discontinued operations including gain on disposal
Basic	$0.65	$0.07	$0.96
Diluted	$0.64	$0.07	$0.95
Net income per share
Basic	$1.35	$0.89	$1.85
Diluted	$1.34	$0.88	$1.84

Proxy Statement on Schedule 14A

A. Base Salary, page 8

6.	We note your disclosure that you benchmark base salaries to similarly situated employees of companies included in the NAREIT compensation survey and fifteen other public REITs. In future filings, please clarify whether the comparisons are limited to base salaries of similarly situated executives or if other data from peer companies is also used. In your disclosure regarding base salaries of your named executive officers, please clearly describe how these benchmarks compared to the base salaries awarded to each person. See Item 402(b)(2)(xiv) of Regulation S-K. Please tell us how you intend to comply.

Response:

We will, in future filings, clarify whether the comparisons are limited to base salaries of similarly situated executives or if other data from peer companies is also used. We will also describe how these benchmark ranges compared to the base salary for each position.

7.	In future filings, please expand your discussion of base salary awards to explain how the Compensation Committee considered financial performance to determine individual base salaries. Please tell us how you intend to comply.

Response:

Base salaries are determined through an analysis of salaries to similarly situated employees of companies included in the NAREIT compensation survey and fifteen other public REITs, in order to attract and retain executive talent. We will expand our discussion of base salary in future filings.

B. Short-Term Incentive, page 9

8.	We note that your short-term incentive plan provides for the annual payment of cash bonuses based on your performance as measured by funds from operations (FFO) and EBITDA. In future filings, please disclose these FFO and EBITDA target amounts. Please tell us how you intend to comply.

Response:

In future filings, we will disclose FFO and EBITDA target amounts.

9.	We refer to your disclosure that your Trustees believe that the performance goals may be difficult to achieve, and that the Compensation Committee has the discretion to recognize unique market conditions when determining the amount of named executive officers’ performance awards. In future filings, please expand your disclosure to discuss whether or not performance targets were achieved and what factors the Compensation Committee considered in the event it exercised discretionary authority to award cash bonuses. Please tell us how you intend to comply.

Response:

In future filings, we will expand our disclosure to discuss whether or not performance targets were achieved and what factors the Compensation Committee considered in the event it exercised discretionary authority to award cash bonuses.

C. Long-Term Incentives, page 9

10.	Please clarify what performance goals your named executive officers must meet in order to receive a long-term equity incentive award. For example, we note that receipt of performance share units is based on your performance as related to FFO and EBITDA. In future filings, please disclose these and any other target amounts, if applicable. Please tell us how you intend to comply.

Response:

In future filings, we will disclose FFO and EBITDA target amounts.

Pursuant to your request, in connection with responding to these comments, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George F. McKenzie
George F. McKenzie
President and CEO